Matthew A. Swendiman Attorney Direct: 513-629-2750 Fax: 513-651-3836 Email: MSwendiman@graydon.com	August 19, 2016

Ms. Deborah O’Neal-Johnson
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	M3Sixty Funds Trust (the “Trust”) File Nos. 333-206491; 811- 23089

Dear Ms. O’Neal-Johnson:

At the request of Ms. Deborah O’Neal-Johnson of the Division of Investment Management, we are submitting this letter on behalf of our client, the Trust, to the Securities and Exchange Commission (the “Staff” or the “Commission”) as correspondence. This letter contains the Trust’s response to written comments received from Ms. O’Neal-Johnson on September 15, 2015 in connection with the review of the Trust’s Registration Statement on Form N-1A, filed electronically on August 20, 2015. Set forth below is a summary of the comments received from Ms. O’Neal-Johnson and the Trust’s responses thereto.

Prior to August 17, 2016, the Trust was known as “M3Sixty Manager of Managers Trust.”

FRONT COVER

1.	We note that the filing includes EDGAR Series and Class identifiers as well as disclosure regarding other share classes (e.g., Classes A, C, and R). However, the cover page states, “This Prospectus relates to one class of shares (Institutional Class shares), currently offered by the All Cap Value Fund.” Please revise the cover page to reflect all share classes.

Response: Comment complied with. The front cover of the Prospectus has been revised to reflect the classes to be offered by the Cognios Large Cap Value Fund and the Cognios Large Cap Growth Fund (each, a “Fund” and, collectively, the “Funds”), specifically, Investor Class shares and Institutional Class shares.

PROSPECTUS

Fees and Expenses of the Fund

2.	In this section you state, “More information about these and other discounts is available from your financial professional and in ‘Purchasing Shares—Choosing a Share Class’ on page 10 of the Fund’s prospectus . . . .” However, the information referenced is on page 11. Please revise accordingly.

Ms. Deborah O’Neal-Johnson
U.S. Securities and Exchange Commission
August 19, 2016

Response: The second and third sentences following the sub-heading “Fees and Expenses of the Fund” have been deleted since the classes to be offered by the Funds do not do not charge front-end sales loads or contingent deferred sales charges.

Annual Fund Operating Expenses and Example

3.	Provide a completed "Annual Fund Operating Expenses" portion of the fee table and completed Cost Example with a pre-effective amendment.

Response: The fee table and Cost Example will be completed in a subsequent pre-effective amendment to be filed by the Trust.

4.	The line item for “Other Expenses” includes a footnote numbered 1. The footnote number does not correspond to the footnote text.

Response: Comment complied with. The footnote references have been corrected.

5.	Footnote number 2 describes the Expense Limitation Agreement. Please revise the last sentence by inserting “of the Registration Statement” after the word “date” and before the word “without.”

Response: Comment complied with.

Principal Risks of Investing in the Fund

6.	Add disclosure regarding the risks of investing in the equity securities of small and mid-capitalized issuers.

Response: Small and mid-capitalized issuer risk has not been added to the Funds’ prospectus since the Funds do not intend to invest in small and mid-capitalized issuers as a principal investment strategy.

7.	In the bulleted section captioned “Equity Securities Risk,” you state, “To the extent the Fund invests in equity securities (emphasis added), it is exposed to the risks of sudden and unpredictable drops in value and the potential for extended periods of lackluster performance.” Please revise this sentence to reflect the Fund's strategy of investing primarily in equity securities. For example, the disclosure could state, "The Fund's investment in equity securities exposes it to sudden . . . ."

Response: Comment complied with.

8.	The risk section provides disclosure regarding new fund risk. Is the advisor also new to advising a mutual fund? If so, provide additional risk disclosure.

Ms. Deborah O’Neal-Johnson
U.S. Securities and Exchange Commission
August 19, 2016

Response: Cognios Capital, LLC, the Funds’ investment advisor, also manages Cognios Market Neutral Large Cap Fund, a series portfolio of ALPS Series Trust (File Nos. 333-183945; 811-22747).

9.	On page 5, the “Business and sector risk” discloses that, “To the extent the Fund invests heavily (emphasis added) in a particular industry that experiences such a negative impact, the Fund’s portfolio will be adversely affected.” Fundamental investment policy number eight in the Fund's Statement of Additional Information prohibits the Fund's concentration in a particular industry. Please confirm that notwithstanding this disclosure, the Fund will not concentrate its investments in a particular industry or group of related industries.

Response: “Business and sector risk” has been revised as follows:

“Sector risk. Sector risk is the possibility that a certain sector may perform differently than other sectors or as the market as a whole. Although the Fund does not intend to concentrate its investments in any particular sector or sectors, the Fund may, from time to time, emphasize investments in one or more sectors. If the Fund invests in a few sectors, it may have increased relative exposure to the price movements of those sectors.”

The revised “Sector risk” appears in each Fund’s Prospectus in the disclosure relating to Items 4 and 9 of Form N-1A. The Funds do not intend to concentrate its investments in a particular industry or group of related industries.

Determining the Fund’s Net Asset Value

10.	Page 8 states, “The price at which you purchase or redeem Shares is based on the next calculation of net asset value after an order is accepted in good form.” (Emphasis added) Please revise the disclosure to indicate that Shares are redeemed at the NAV next calculated after an order is received in good form. The purchase of Shares may refer to “accepted” in good form.

Response: Comment complied with.

Disclosure of Portfolio Holdings

11.	Per Item 9 (d) of Form N-1A, “[s]tate that a description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities is available . . . on the Fund’s website, if applicable.”

Response: Comment complied with.

Ms. Deborah O’Neal-Johnson
U.S. Securities and Exchange Commission
August 19, 2016

STATEMENT OF ADDITIONAL INFORMATION

12.	We note in this section that the Fund may sell securities short. Confirm that all dividend and interest expenses resulting from this type of transaction will be reflected in the Fund’s fee table.

Response: Any dividend and interest expenses resulting from a Fund’s selling securities short will be reflected in the Fund’s fee table.

Fundamental Restrictions

13.	Fundamental policy number 8 provides that the Fund may not invest more than 25% of its total assets in the securities of issuers in any single industry. Please add disclosure indicating that the Fund will consider the concentration of other registered investment companies when determining compliance with its concentration policy. In our view, although the Fund may invest in investment companies which concentrate, the Adviser and Fund may not ignore the concentration of investment companies when determining whether the Fund is in compliance with its own concentration policy. For example, it would be a violation of the Fund’s concentration policy for the Fund to invest all its assets in investment companies that the Fund knows concentrate in a particular industry or group of industries.

Response: Fundamental policy number 8 has been revised as follows:

“(1) Purchase securities which would cause 25% or more of the value of its total assets at the time of purchase to be directly invested in the securities of one or more issuers conducting their principal business activities in the same industry or group of industries (excluding obligations issued or guaranteed by the U.S. Government or any state or territory of the United States or any of their agencies, instrumentalities or political subdivisions);”

Additionally, the requested disclosure appears in the third full paragraph under the heading “INVESTMENT RESTRICTIONS-Fundamental Restrictions” and is restated below:

“For the purposes of restriction (1) above, industry classifications are determined for the Funds in accordance with the industry or sub-industry classifications established by the Global Industry Classification Standard (GICS). The Funds may use other classification titles, standards and systems from time to time, as it determines to be in the best interests of shareholders. These classifications are not fundamental policies of the Funds. The Funds may use other classification titles, standards and systems from time to time. The Funds may invest in underlying funds or ETFs that may concentrate their assets in one or more industries. The Funds may consider the investments of the underlying funds and ETFs in which it invests in determining compliance with this fundamental restriction (emphasis added).

Ms. Deborah O’Neal-Johnson
U.S. Securities and Exchange Commission
August 19, 2016

SIGNATURES

14.	Please revise the signature block to comply with Section 6(a) of the Securities Act of 1933, which requires the following: “Any security may be registered with the Commission under the terms and conditions hereinafter provided, by filing a registration statement in triplicate, at least one of which shall be signed by each issuer, its principal executive officer or officers, its principal financial officer, its comptroller or principal accounting officer, and the majority of its board of directors or persons performing similar functions (or, if there is no board of directors or persons performing similar functions, by the majority of the persons or board having the power of management of the issuer)....”

Response: Comment complied with.

15.	This section states that, “Pursuant to the requirements of the Securities Act, this Post-Effective Amendment No. 40 (emphasis added) to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.” Please revise this sentence to reflect the filing status of the registration statement.

Response: Comment complied with.

GENERAL COMMENTS

16.	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Response: Comment noted.

17.	Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

Response: Changes in disclosure in response to SEC comments will be filed in the form of a pre-effective amendment pursuant to Rule 472 under the Securities Act of 1933. The Trust will respond to the Staff’s comments via correspondence filing.
LTHJ

18.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its sponsor are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: Comment noted.

Ms. Deborah O’Neal-Johnson
U.S. Securities and Exchange Commission
August 19, 2016

* * * * * * *

Notwithstanding the Staff’s comments, the Trust acknowledges that:

1.	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact the undersigned at (513) 629-2750. Thank you in advance for your consideration.

Very truly yours,

/s/ Matthew A. Swendiman

Matthew A. Swendiman,
On behalf of M3Sixty Funds Trust

cc:	Randall K. Linscott, M3Sixty Funds Trust
András P. Teleki, M3Sixty Funds Trust